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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 2)


                              PANAMSAT CORPORATION
                              --------------------
                                (Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE                     697933-10-9
--------------------------------------------------------------------------------
    (Title of class of securities)                       (CUSIP number)


                            JENNIFER A. SMOLKER, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                           HUGHES COMMUNICATIONS, INC.
                             200 N. SEPULVEDA BLVD.
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 662-9935
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 10, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].




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NY2:\891792\05\J44005!.DOC\53356.0066

-----------------------------------------------------------------                ------------------------------------------------
CUSIP No. 697933-10-9                                                  13D                                       Page 2
-----------------------------------------------------------------                ------------------------------------------------
----------------- ----------------------------------------------- ---------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  General Motors Corporation
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-0572515
----------------- ---------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [_]
                                                                                                                         (B) [_]
----------------- ---------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ---------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
----------------- -------------------------------------------------------------- ------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            120,812,175
          SHARES
                            ------ --------------------------------------------- ------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- ------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       120,812,175
        REPORTING
                            ------ --------------------------------------------- ------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ---------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   120,812,175

----------------- ---------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

----------------- ---------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.8%

----------------- ----------------------------------------------- ---------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ---------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-----------------------------------------------------------------                ------------------------------------------------
CUSIP No. 697933-10-9                                                  13D                                       Page 3
-----------------------------------------------------------------                ------------------------------------------------

----------------- ----------------------------------------------- ---------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Hughes Communications, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3884435
----------------- ---------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [_]
                                                                                                                         (B) [_]
----------------- ---------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ---------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                    [_]
----------------- -------------------------------------------------------------- ------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          California

------------------------- -------- --------------------------------------------- ------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER:                            120,812,175
         SHARES
                          -------- --------------------------------------------- ------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER:                          0
        OWNED BY
                          -------- --------------------------------------------- ------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER:                       120,812,175
       REPORTING
                          -------- --------------------------------------------- ------------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER:                     0

----------------- ---------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   120,812,175

----------------- ---------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

----------------- ---------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.8%

----------------- ----------------------------------------------- ---------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ---------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

                     This Amendment No. 2 amends the statement jointly filed by General Motors Corporation and Hughes Communications, Inc. with respect to the shares of common stock, par value $.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company).

Item 2.         Identity and Background.
                -----------------------

                     (a) This statement is being filed jointly by General Motors Corporation, a Delaware corporation ("GM"), and Hughes Communications, Inc., a California corporation and an indirect, wholly-owned subsidiary of GM ("HCI," and together with GM, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as
Exhibit 1.

                     (b) The address of GM's principal office is 300 Renaissance Center, Detroit, Michigan 48265-3000. The address of HCI's principal office is 200 N. Sepulveda Blvd., El Segundo, California 90245. The names, business addresses and principal businesses of each of the directors and executive officers of each of GM and HCI are set forth on Schedule I hereto and incorporated by reference herein.

                     (c) The principal business of GM is the design, manufacturing and marketing of cars, trucks, locomotives, and heavy duty transmissions and related parts and accessories, and financing and insurance operations. The principal business of HCI is the development of satellite-based communications businesses.

                     (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                     (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (f) To the best knowledge of the Reporting Persons, each of the executive officers and directors of the Reporting Persons is a United States citizen other than: Percy N. Barnevik, a director of GM, who is a citizen of Sweden; Nobuyuki Idei, a director of GM, who is a citizen of Japan; and Eckhard Pfeiffer, a director of GM, who is a citizen of Germany.

Item 4.         Purpose of Transaction.
                ----------------------

                     HCI and its affiliates remain subject to certain contractual provisions which prohibit HCI and its affiliates, for a period of five years from May 16, 1997, from acquiring more than 81% of the outstanding equity securities of the Company, except (i) pursuant to a merger which is approved by the holders of a majority of the shares of Company common stock not owned by HCI and its affiliates, (ii) pursuant to a tender offer recommended by a majority of the Disinterested Directors (as defined) of the Company and second-step merger which offers the same per share consideration to all holders of Company common stock and in which more than half the outstanding Company common stock not owned by HCI and its affiliates at the inception of the transaction is either tendered or voted in favor of the transaction, and (iii) pursuant to such other transaction as shall provide parity of treatment of holders of Company common stock and is approved by the holders of a majority of the shares of Company common stock not owned by HCI and its affiliates and by a majority of Disinterested Directors of the Company (the "Standstill Restrictions").

                     None of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, as part of its strategic planning, management of HEC (as defined in Item 5 hereof) may from time to time examine the desirability of increasing its ownership interest in the Company and, subject to the terms of the Standstill Restrictions and depending on general market and economic conditions affecting the Company, HEC's views of the prospects for the Company, the price at which shares of the Company could be acquired and other relevant factors, HCI and its affiliates from time to time may seek to acquire additional shares of the Company's common stock in open market transactions, private transactions or otherwise.

Item 5.         Interest in Securities of the Issuer.
                ------------------------------------

                     (a) As of April 10, 2000, HCI is the direct owner of 120,812,175 shares of Common Stock, which represents approximately 80.8% of the outstanding shares of Common Stock (based on 149,446,936 outstanding shares as of March 20, 2000). As of April 10, 2000, certain executive officers and directors of the Reporting Persons beneficially owned an aggregate of approximately 11,695 shares of Common Stock. The Reporting Persons disclaim any beneficial interest in such shares.

                     (b) GM, acting through Hughes Electronics Corporation, a Delaware corporation and a wholly-owned subsidiary of GM ("HEC"), and Hughes Telecommunications and Space Company, a Delaware corporation and wholly-owned subsidiary of HEC, indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by GM. As a result, GM may be deemed to beneficially own the shares of Common Stock directly owned by HCI.

                     (c) There have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director of any of the Reporting Persons during the past 60 days.

                     (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

                     (e) Not applicable.


Item 7.         Materials to be Filed as Exhibits.
                ---------------------------------

Exhibit 1       Joint Filing Agreement, dated April 10, 2000

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GENERAL MOTORS CORPORATION

                                          By: Thomas A. Gottschalk
                                              ----------------------------------
                                              Name: Thomas A. Gottschalk
                                              Title: Senior Vice President and
                                                     General Counsel




                                          HUGHES COMMUNICATIONS, INC.

                                          By: Michael J. Gaines
                                              ----------------------------------
                                              Name: Michael J. Gaines
                                              Title: Senior Vice President



Date: April 10, 2000

                                                                    SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           GENERAL MOTORS CORPORATION
                           --------------------------


The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit Michigan 48265-3000.

                                                                                         Principal Occupation, If Other Than
Name and Business Address                  Position With GM                              As An Executive Officer Of GM
-------------------------                  ----------------                              -----------------------------
Percy N. Barnevik                          Director                                      Chairman, ABB Asea Brown Boveri Ltd.
ABB Asea Brown Ltd.
Affolternstasse 44
Box 8131
CH-8050 Zurich, Switzerland

John H. Bryan                              Director                                      Chairman and Chief Executive Officer, Sara
Sara Lee Corporation                                                                     Lee Corporation
Three First National Plaza
46th Floor
Chicago, IL  60602-4260

Thomas E. Everhart                         Director                                      Professor Emeritus and Professor of
California Institute of Technology                                                       Electrical Engineering and Applied
1200 E. California Blvd.                                                                 Physics, California Institute of Technology
Mail Code 202-31
Pasadena, CA  91125

Charles T. Fisher, III                     Director

John D. Finnegan                           Executive Vice President; Chairman and
                                           President, General Motors Acceptance
                                           Corporation

George M. C. Fisher                        Director                                      Chairman of the Board, Eastman Kodak
Eastman Kodak Company                                                                    Company
343 State Street
Rochester, NY  14650-0229

Nobuyuki Idei                              Director                                      President and Chief Executive Officer,
Sony Corporation                                                                         Sony Corporation
6-735 Kitashinagawa
Shinagawa-ku Tokyo 141-0001

Karen Katen                                Director                                      President, U.S. Pharmaceuticals Group,
Pfizer Inc.                                                                              Pfizer Inc.; Executive Vice President of
235 East 42nd Street                                                                     the global Pfizer Pharmaceuticals Group
New York, NY  10017-5755


                                       7

                                                                                         Principal Occupation, If Other Than
Name and Business Address                  Position With GM                              As An Executive Officer Of GM
-------------------------                  ----------------                              -----------------------------

J. Michael Losh                            Executive Vice President; Chief Financial
                                           Officer

J. Willard Marriott, Jr.                   Director                                      Chairman and Chief Executive Officer,
Marriott International, Inc.                                                             Marriott International, Inc.
One Marriott Drive
Washington, D.C.  20058

Ann D. McLaughlin                          Director                                      Chairman, The Aspen Institute
The Aspen Institute
133 New Hampshire Ave, NW
Suite 1070
Washington, D.C.  20036

Harry J. Pearce                            Vice Chairman of the Board

Eckhard Pfeiffer                           Director                                      Chairman, Intershop Communications
c/o General Motors Corporation                                                           AG/Inc.; Chairman, ricardo.de AG
300 Renaissance Center
Detroit Michigan  48265-3000

John G. Smale                              Director
The Procter & Gamble Company
P.O. Box 599
Mailbox #16
Cincinnati, OH  45201-0599

John F. Smith, Jr.                         Chairman of the Board and Chief Executive
                                           Officer

Louis W. Sullivan                          Director                                      President, Morehouse School of Medicine
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA  30310-1495

G. Richard Wagoner, Jr.                    President, Chief Operating Officer and
                                           Director

Dennis Weatherstone                        Director
c/o J. P. Morgan & Co., Incorporated
60 Wall Street, 21st Floor
New York, NY  10260

Ronald L. Zarrella                         Executive Vice President; President, GM
                                           North America


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           HUGHES COMMUNICATIONS, INC.
                           ---------------------------


The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications, Inc. is set forth below. Unless otherwise specified, the business address of each person listed below is 200 N. Sepulveda Blvd., El Segundo, CA 90245.

                                                                                       Principal Occupation, If Other Than
Name and Business Address                       Position With HCI                      As An Executive Officer Of HCI
-------------------------                       -----------------                      ------------------------------
Roxanne S. Austin                               Director                               Corporate Senior Vice President and Chief
                                                                                       Financial Officer of Hughes Electronics
                                                                                       Corporation

Frank A. Taormina                               President

Patrick T. Doyle                                Senior Vice President                  Vice President, Mergers and Acquisitions
                                                                                       of Hughes Electronics Corporation

Michael J. Gaines                               Senior Vice President                  Vice President and Controller of Hughes
                                                                                       Electronics Corporation

Jennifer A. Smolker                             General Counsel and Secretary          Vice President and Assistant General
                                                                                       Counsel of Hughes Electronics Corporation

Grant J. Beatson                                Chief Financial Officer

Janet Williamson                                Assistant Secretary                    Corporate Secretary of Hughes Electronics
                                                                                       Corporation


                                  EXHIBIT INDEX


Exhibit No.                 Description of Exhibit
-----------                 ----------------------

Exhibit 1                   Joint Filing Agreement, dated April 10, 2000















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